EXHIBIT 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	AAC Group Holding Corp.
($ in thousands)	Fiscal Year Ended
	August 29, 2009		August 30, 2008		August 25, 2007		August 26, 2006		August 27, 2005
Net income (loss) before income taxes	$5,455		$7,452		$6,181		$6,192		$(2,060)

Fixed charges: (1) Interest charges	31,073		33,331		34,069		34,792		31,472
Interest portion of lease expense	636		568		572		638		792

Total fixed charges	31,709		33,899		34,641		35,430		32,264
Net income from operations before income taxes and fixed charges	$37,164		$41,351		$40,822		$41,622		$30,204

Ratio of earnings to fixed charges (2)	1.17	x	1.22	x	1.18	x	1.17	x	0.94	x

	American Achievement Corporation
	Fiscal Year Ended
	August 29, 2009		August 30, 2008		August 25, 2007		August 26, 2006		August 27, 2005
Net income before income taxes	$19,340		$20,446		$17,639		$17,149		$5,714

Fixed charges: (1) Interest charges	17,188		20,318		22,587		23,776		23,698
Interest portion of lease expense	636		568		572		638		792

Total fixed charges	17,824		20,886		23,159		24,414		24,490
Net income from operations before income taxes and fixed charges	$37,164		$41,332		$40,798		$41,563		$30,204

Ratio of earnings to fixed charges:(2)	2.09	x	1.98	x	1.76	x	1.70	x	1.23	x

(1)
During the periods presented the Company had no preferred stock outstanding that required a cash payment. Therefore, the ratio of earnings to combined fixed charges and preferred dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.

(2)
For purposes of computing this ratio, earnings consist of income (loss) before taxes on income and fixed charges. Fixed charges consist of interest expense, amortization of deferred debt issuance costs and an estimate of interest within rental expense.